SUPPORT OUR MISSION TO GIVE HOPE TO STAGE 4 PATIENTS







Today, stage 4 patients with metastatic cancer are faced with the unthinkable.

When chemotherapy, radiation, surgery and even immune therapies fail, metastatic cancer patients just run out of options.

For these patients, their cancer is unfortunately most often terminal. 90% of all cancer deaths are from metastatic disease.

LifeBridge Innovations is pioneering a new approach in Tumor Treating Fields (TTF) specifically for patients with stage 4 metastatic cancer. We are designed to transform terminal into manageable.

Tumor treating fields has been proven to prolong survival for cancer patients in multiple cancer types, however, current treatments are limited to patients needing to treat primary cancer tumors in one location. Patients suffering from metastatic cancer in multiple locations have nowhere to turn, and no way to access the life-saving TTF technology.

LifeBridge Innovations' patented LB10000 Adaptive Tumor Treating Fields (ATTF) device is designed to treat metastatic cancer in multiple areas of the body at once and optimize every TTF variable to make the therapy the most effective. Our goal is to provide a lifeline for stage 4 patients who have exhausted other treatment options. It's designed from the ground up to be the breakthrough late-stage metastatic cancer patients need, without the excruciating side effects of traditional treatments.

Let's deliver it to them.

Hear from our supporters on why they believe in LifeBridge Innovations and our mission to turn metastatic cancer into a manageable disease.

"LifeBridge Innovations' patented LB10000 Adaptive Tumor Treating Fields (ATTF) device is designed to be revolutionary. There are approximately 25 million people worldwide, similar to the population of Australia, that have metastatic cancer who have exhausted all viable treatments. ATTF has the potential to offer millions of people "more life to live" with very minimal side effects. In the future, this technology can also be used as an adjunct to standard treatments on primary solid tumors of the torso. Please help LifeBridge make this technology available to those who have only a short time to live by participating in this StartEngine campaign."

- John Young MD







Don't let the clock run out.

Together, we can give stage 4 patients hope, new treatment options, and time. Because they have more life to live.

Help us in our mission to make the LB10000 Adaptable Tumor Treating Fields system a reality for stage 4 patients.

To express your indication of interest in investing, please fill out the form below.

On behalf of those who need our therapy most, thank you for your investment.

Help us in our mission to make the LB10000 dynamic delivery TTF a reality for stage 4 patients.

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